Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust announces disposition offering of non-core properties

     CALGARY, Aug. 26 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") announces that it is offering for disposition certain properties in Alberta, British Columbia , Saskatchewan, Northwest Territories
and Wyoming, and has retained Rundle Energy Partners ("Rundle") and Scotia
Waterous Inc. ("Scotia Waterous") as agents.
     The offering consists of 10 packages with a current combined production of approximately 16,000 boe per day. Penn West intends to use any cash proceeds from the sale of any of these assets initially to reduce Penn West's current bank debt and thereafter to deploy towards future acquisitions in our core areas of operation.
     Rundle will handle the southern Alberta and south western Saskatchewan packages of the disposition. Scotia Waterous will handle the northern and central Alberta, British Columbia, Northwest Territories and Wyoming packages of the disposition.
     Detailed Information Memorandums will be issued by Rundle and Scotia
Waterous in mid-September 2008, at which time access to additional confidential information will be available to those parties who execute a confidentiality agreement. Data rooms and seismic workstations will also be available at that time. Non-binding proposals will be due in mid-October 2008 with closing anticipated by year end.
     The completion of the asset dispositions contemplated by this news release is contingent on various factors, including without limitation favourable market conditions, our ability to negotiate acceptable terms of sale and the receipt of any required approvals for such dispositions. There can be no assurance that all or any part of such assets will be disposed of by
Penn West.

     <<
     Please direct all communication regarding the disposition packages to:

     Rundle Energy Partners              Scotia Waterous Inc.

     Website: www.rundleenergy.com       Website: www.waterous.com

     Mark McMurray                       Jeff Bowron
     Managing Director                   Director
     Corporate Development               Phone: 403-261-2377
     Phone: 403-298-9727                 E-mail:
     E-mail:                             jeff_bowron(at)scotiawaterous.com
     mmcmurray(at)rundleenergy.com

     or                                   or

     Rich Wickens                         Paul Walmsley
     Managing Director                    Managing Director
     Phone: 403-298-9730                  Phone: 403-218-6789
     E-mail:                              E-mail:
     rwickens(at)rundleenergy.com         paul_walmsley(at)scotiawaterous.com
     >>

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     ADVISORIES

     Barrels of Oil Equivalent

     In this news release, the calculation of barrels of oil equivalent (boe)
is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     Forward-Looking Statements

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, Penn West's intention to dispose of certain non-core assets, the timing of closing such disposition transactions and the use of the cash proceeds to be derived therefrom.
     With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things, our ability to negotiate acceptable terms of sale and the receipt of any required approvals for such dispositions. Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Penn West's ability to negotiate acceptable terms for the non-core assets being marketed; Penn West's ability to obtain all third party approvals necessary to dispose of such assets; and the other factors described in Penn
West's public filings (including our Annual Information Form) available in
Canada at www.sedar.com and in the United States at www.sec.gov. Readers are
cautioned that this list of risk factors should not be construed as exhaustive.
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue, S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 19:44e 26-AUG-08